Filed Pursuant To Rule 424(b)(5)

Registration No. 333-225377

SIGMA LABS, INC.

1,488,507 Shares of Common Stock

Supplement No. 1 dated January 11, 2021

to

Prospectus Supplement dated January 8, 2021

This Supplement No. 1 is being filed solely to amend and supplement the prospectus supplement dated January 8, 2021 (the “prospectus supplement”), that we filed with the Securities and Exchange Commission on January 8, 2021, and is being filed for the sole purpose of correcting certain information that is contained in a risk factor regarding dilution on page S-15 and in the “Dilution” section on page S-16 of the prospectus supplement. Except as set forth in this Supplement No. 1, no other changes are being made to the prospectus supplement. This Supplement No. 1 should be read in conjunction with the prospectus supplement. You should carefully read the entire prospectus supplement and this Supplement No. 1 before investing in our common stock.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and in the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is January 11, 2021.

Investors will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Because the price per share being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. After giving effect to the sale by us of 1,488,507 shares of common stock at a public offering price of $3.00 per share in this offering, based on a net tangible book value of our common stock of $5,361,227, or $0.92 per share, as of September 30, 2020, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $1.73 per share, representing the difference between the public offering price and our as adjusted net tangible book value per share after giving effect to this offering. If the underwriters exercise their over-allotment option, you may experience additional dilution. See “Dilution” on page S-16 for a more detailed discussion of the dilution you will incur in connection with this offering.

DILUTION

Our net tangible book value as of September 30, 2020 (unaudited) was approximately $5,361,227, or $0.92 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale of 1,488,507 shares of common stock in this offering, and after deducting the underwriting discount and the estimated offering expenses payable by us, we would have had a net tangible book value as of September 30, 2020 of approximately $9,280,779, or $1.27 per share of common stock. This represents an immediate increase in net tangible book value of $0.35 per share to our existing stockholders and an immediate dilution in net tangible book value of $1.73 per share to investors in this offering. The following table illustrates this dilution:

Public offering price per share	$3.00
Net tangible book value per share as of September 30, 2020	$0.92
Increase per share attributable to this offering	$0.35

As adjusted net tangible book per share as of September 30, 2020 after this offering		$1.27

Net dilution per share to investors in this offering		$1.73

The information above assumes that the underwriters will not exercise their option to purchase additional shares of common stock. If the underwriter exercises its option to purchase additional shares in full, our as adjusted net tangible book value per share at September 30, 2020 after giving effect to this offering would have been $1.31 per share, and the dilution in as adjusted net tangible book value per share to investors in this offering would have been $1.69 per share.

The number of shares of common stock shown above to be outstanding after this offering is based on 5,833,245 shares outstanding as of September 30, 2020 and does not reflect the potential dilution from the exercise of outstanding options or warrants to purchase shares of our common stock or from the conversion of our outstanding shares of Series D and Series E convertible preferred stock, including any additional warrants based on the anti-dilution provisions set forth in such warrants. Any such exercises with an exercise price less than the offering price or conversions with the conversion price less than the offering price will increase dilution to new investors. In addition, we may choose to raise additional capital depending on market conditions, our capital requirements, and strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.